UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                  Chattown.com Network, Inc. f/k/a Vaxcel, Inc.
                  ---------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   162467 10 4
                                   -----------
                                 (CUSIP Number)


                     Richard D. Surber, 268 West 400 South,
               Salt Lake City, Utah 84101 (801) 575-8073 Ext. 106
               --------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 March 24, 2000
                                 --------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


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                                 SCHEDULE 13D/A

CUSIP No. 162467 10 4                      Page 2 of 13 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A-Z Professional Consultants, Inc.


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                     (A) ( X )
                                                     (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
 A-Z Professional Consultants, Inc. is incorporated in the State of Utah

                7)  SOLE VOTING POWER             9,425,000
NUMBER OF
SHARES
BENEFICIALLY    8)  SHARED VOTING POWER                   0
OWNED BY
EACH
REPORTING       9)  SOLE DISPOSITIVE POWER        9,425,000
PERSON WITH

                10)  SHARED DISPOSITIVE POWER             0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,425,000  Mr. Wolfson is the 100% owner of A-Z Professional Consultants, Inc.

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14)  TYPE OF REPORTING PERSON
CO - A-Z Professional Consultants, Inc.



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                                 SCHEDULE 13D/A

CUSIP No. 162467 10 4                      Page 3 of 13 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Allen Z. Wolfson

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                     (A) ( X )
                                                     (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
 Allen Z. Wolfson is an individual resident of the State of Utah

                7)  SOLE VOTING POWER             0
NUMBER OF
SHARES
BENEFICIALLY    8)  SHARED VOTING POWER           9,425,000
OWNED BY
EACH
REPORTING       9)  SOLE DISPOSITIVE POWER        0
PERSON WITH

                10)  SHARED DISPOSITIVE POWER     9,425,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,425,000  Mr. Wolfson as the 100% owner of A-Z Professional Consultants, Inc.

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14)  TYPE OF REPORTING PERSON
IN - Allen Z. Wolfson


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                                 SCHEDULE 13D/A

CUSIP No. 162467 10 4                      Page 4 of 13 Pages including exhibits

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BonnieJean C. Tippetts

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                     (A) ( X )
                                                     (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
 BonnieJean C. Tippetts is an individual resident of the State of Utah

                7)  SOLE VOTING POWER             0
NUMBER OF
SHARES
BENEFICIALLY    8)  SHARED VOTING POWER           9,425,000
OWNED BY
EACH
REPORTING       9)  SOLE DISPOSITIVE POWER        0
PERSON WITH

                10)  SHARED DISPOSITIVE POWER     9.425,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,425,000  Ms. Tippetts is the President of A-Z Professional Consultants, Inc.

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14)  TYPE OF REPORTING PERSON
IN - BonnieJean C. Tippetts


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Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.001 per share, of Chattown.com Network, Inc. f/k/a Vaxcel, Inc. ("Common Stock"). Chattown.com Network, Inc. ("Chattown.com") is a Delaware corporation with its current principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. Chattown.com and A-Z Professional Consultants, Inc. have entered into a Stock Cancellation Agreement for 200,000 shares of the common stock of Chattown.com, a copy of this Agreement is attached hereto.

Item 2.  Identity and Background

(a) This schedule is filed by A-Z Professional Consultants, Inc., a Utah corporation ("A-Z"), BonnieJean C. Tippetts, an individual resident of Utah ("Tippetts") and Allen Z. Wolfson, an individual resident of Utah ("Wolfson").

(b) The business address for A-Z, Tippetts, and Wolfson is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of A-Z and Wolfson is providing financial and business consulting services, Tippetts serves as the President of A-Z.

(d) A-Z, Tippetts and Wolfson have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years A-Z, Tippetts and Wolfson have never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) A-Z is a Utah corporation, Wolfson is an individual resident of Utah, Tippetts is an individual resident of Utah.

Item 3.  Source and Amount of Funds or Other Consideration

     The 200,000 shares of Chattown.com to be returned to Chattown.com are the impetus for filing this schedule were acquired by A-Z from Cytrx Corporation, pursuant to a Stock Acquisition Agreement dated June 2, 1999.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the transaction in the securities of the issuer and describes any plans or proposals resulting in material transactions with Chattown.com Network, Inc. A-Z is a financial consulting firm that specializes in assisting private companies in becoming public, debt settlement and other business related services. Chattown.com is currently a public shell with no operations.

A-Z agreed to cancel or return 200,000 shares of its Chattown.com common stock to facilitate Chattown.com's acquisition of Value Plus Marketing, Inc. and to protect A-Z's remaining 26.7% share interest from the potential negative effects of a reverse split. Accordingly, Chattown.com in consideration for its agreement to not effect any reverse splits for a period of 24 months will either cancel the 200,000 shares or take them into its treasury. As a result of the agreement with the new shareholders and the cancellation of shares, A-Z's ownership interest shall decrease from 87.5% to approximately 26.7% on April 10, 2000.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z Professional, Tippetts and Wolfson may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that A-Z, Tippetts and Wolfson have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by A-Z is 9,425,000 shares of Common Stock which were acquired pursuant to the Agreement dated June 2, 1999.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Wolfson owns 100% of A-Z. Tippetts is the President of A-Z.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There  are  currently  no  contracts,   arrangements,   understandings   or
relationships with respect to securities of Chattown.com and A-Z, Tippetts and/or Wolfson.

Item 7.  Material to Be Filed as Exhibits.

     A. Attached as Exhibit A is a copy of the Stock Cancellation Agreement dated March 24, 2000 between A-Z Professional and Chattown.com Network, Inc..

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               A-Z Professional Consulting Group, Inc.

Date:2/24/00                   /s/  BonnieJean C. Tippetts
                               -----------------------------------
                               BonnieJean C. Tippetts, President


                               Allen Z. Wolfson

Date:2/24/00                   /s/  Allen Z. Wolfson
                               -----------------------------------


                               BonnieJean C. Tippetts

Date:2/24/00                   /s/  BonnieJean C. Tippetts
                               -----------------------------------


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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